UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter and year ended March 31, 2022

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Announcement of Unaudited Financial Results for the Quarter and Year ended March 31, 2022

On May 25, 2022, MakeMyTrip Limited (“MakeMyTrip”) issued an earnings release announcing its unaudited financial results for the fiscal fourth quarter of 2022 (i.e. quarter ended March 31, 2022) and for the full fiscal year of 2022 (i.e. year ended March 31, 2022). A copy of the earnings release dated May 25, 2022 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated May 25, 2022.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated May 25, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2022

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer